VISTAPRINT LIMITED

June 3, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris

Chanda DeLong

Re:	VistaPrint Limited

Form 10-K and 10-K/A for the fiscal year ended June 30, 2008

Filed August 29, 2008 (10-K/A filed October 8, 2008)

File No. 000-51539

Ladies and Gentlemen:

This letter is being submitted on behalf of VistaPrint Limited (the “Company”) in response to the comments provided to the Company in the letter dated May 19, 2009 (the “Letter”) from Daniel Morris of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

General—Form 10-K

1.	We note your response to our comment 1 and reissue in part. Please amend your Form 10-K/A to file CEO and CFO certifications that include Paragraph 3 of Item 601(b)(31) of Regulation S-K. Please refer to SEC Release No. 33-8124.

Response:	The Company will amend its Form 10-K/A to file Chief Executive Officer and Chief Financial Officer certifications that include Paragraph 3 of Item 601(b)(31) of Regulation S-K.

2.	In addition, in light of your amendment to Form 10-K to correct a misstated number in your MD&A, please set forth in reasonable detail the basis for management’s conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by your 10-K.

Response:

The Company filed its 10-K for its fiscal year ended June 30, 2008 (“fiscal 2008”) on August 29, 2008. Subsequently, an external securities analyst made an inquiry regarding the amount reported in the filing as the subset of the Company’s total annual capital expenditures in fiscal 2008 attributable to purchases of information technology and facility related assets in the Liquidity and Capital Resources — Investing Activities section of the filing.

Management conducted a preliminary review of the disclosure in question and determined that the Form 10-K filing included an inaccurate disclosure of the portion of capital expenditures attributable to purchases of information technology and facility related assets in fiscal 2008. Management then proceeded to conduct a full review of that inaccuracy, as well as the other disclosures contained in the Form 10-K, and concluded that:

•

The inaccurate supplementary disclosure regarding capital expenditures attributable to purchases of information technology and facility related assets in fiscal 2008 appeared only once in the filing and was not material to an understanding of the Company’s financial condition and results of operations or liquidity;

•	The error had occurred due to a mistake in aggregating information on a supporting schedule; and

•	The required disclosure of the Company’s total capital expenditures for fiscal 2008 was properly stated throughout the filing, including in the Company’s financial statements.

In light of the inaccurate disclosure, management also reviewed its conclusion that the Company’s disclosure controls were effective as of the end of the period covered by the 10-K. Broadly speaking, the Company’s disclosure controls include a review by internal financial staff of the Company’s financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures, reviews and checks of disclosures against the Company’s audited financial statements, oversight review of all SEC filings and financial disclosures by a disclosure committee comprised of financial and legal personnel and by the Audit Committee of the Board of Directors, and review by external auditors and legal advisers of disclosures to be made in filings with the Commission. Management concluded that its disclosure controls and procedures were effective as of the end of the period covered by the 10-K based on the following factors:

•

Sarbanes-Oxley testing from both management and external auditors had been completed and concluded, with appropriate substantiation, that management’s design and operating effectiveness of internal control over financial reporting was effective as it related to required financial statement disclosures. The error did not contradict that conclusion;

•	Historically, the review process with respect to the Company’s disclosure controls had always functioned effectively;

•	After a thorough review of all other disclosures in the filing, no other errors were detected;

•	The error did not affect any of the Company’s financial statements contained in the Form 10-K;

•

The error did not result in the statements contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K being untrue in any material respect nor did it make those statements, in light of the circumstances under which they were made, misleading; and

•	The error was an isolated event due to a failure to aggregate information correctly from a supporting schedule and did not reflect a systemic deficiency.

Management’s conclusion was reviewed with outside legal counsel, the Company’s independent audit firm, and the Chairman of the Audit Committee of the Board of Directors. Although the error did not result in any materially inaccurate disclosure of the Company’s financial condition and results of operations or liquidity, management concluded that it would be beneficial to future readers of the Company’s Form 10-K to amend the filing to correct the error. Therefore, management filed an amendment to the Company’s 10-K on Form 10-K/A on October 8, 2008, correcting the single value in question that was in error.

* * *

As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (781) 652-6222 or Lawrence Gold of the Company at (781) 652-6541 if you have any questions or if we can be of any further assistance.

Sincerely,

Michael Giannetto

Chief Financial Officer

cc:	Lawrence A. Gold, Esq.

Thomas S. Ward, Esq.